November 18, 2010	Kevin M. Cadin
404-504-7697
kcadin@mmmlaw.com
www.mmmlaw.com

VIA OVERNIGHT COURIER

Mr. Phillip Rothenberg

Securities and Exchange Commission

Main Submission Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carter Validus Mission Critical REIT, Inc.

File No. 333-165643

Dear Mr. Rothenberg:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), pursuant to our discussion on November 4, 2010 and in response to the comments you provided via correspondence dated October 28, 2010, please find enclosed herewith a revised version of the sales literature entitled “CVMCR Brochure” initially filed with your office on September 16, 2010.

Comment 1. Please remove the photographs of individual properties from the front cover of the sales brochure. These photographs are not appropriate because Carter Validus Mission Critical REIT, Inc. does not currently own any properties. Also, please revise to limit the number of photographs used in this sales brochure.

Response: In response to your comment and pursuant to our discussion on November 4, 2010, the Company revised the photographs throughout the CVMCR Brochure. The front cover now shows generic, interior photographs and does not depict specific, identifiable properties. The Company has limited the photographs of properties inside the CVMCR Brochure to one photograph each of property types the Company intends to acquire. The remaining photographs are now more generic in nature.

Comment 2. There appears to be a large amount of information disclosed in the sales literature which is not currently disclosed in the prospectus, such as Carter Institutional Clients, information under the heading “Powerful Drivers,” the “National Footprint” and the hypothetical portfolio allocation over the past 20 years. This list is not exhaustive. Please either remove such information from the sales literature or add it to the prospectus. Alternatively, please explain to us why you believe such information is not required to be disclosed in the prospectus.

Response: The Company revised the “Market Overview” section beginning on page 60 of the Company’s pre-effective amendment to the registration statement on form S-11 as filed with the Securities and Exchange Commission on November 16, 2010 to include any material information also included in the CVMCR Brochure. The Company respectfully submits the information that is not currently contained in the prospectus does not materially influence a decision by a potential investor to invest in the Company’s offering, rather it is general background information relating to the industry.

MORRIS, MANNING & MARTIN, LLP

November 23, 2010

Comment 3. The disclosure in the registration statement states that during any 12-month period, you will not repurchase in excess of 5.0% of number of shares of common stock outstanding on December 31st of the previous calendar year. The disclosure in the sales literature, however, states that during any 12-month period, you will not repurchase in excess of 9.0% of number of shares of common stock outstanding on December 31st of the previous calendar year. Please advise.

Response: The Company revised page 7 of the CVMCR Brochure to clarify that during any 12-month period, the Company will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year.

Comment 4. As you do in the prospectus, please disclose that your board of directors, at its sole discretion, may amend, suspend, reduce, terminate or otherwise change your share repurchase program upon 30 days’ prior notice to your stockholders for any reason it deems appropriate and because you only repurchase shares on a monthly basis, depending upon when during the month the board makes this determination, it is possible that shareholders would not have any additional opportunities to have their shares repurchased under the prior terms of the program, or at all, upon receipt of the notice.

Response: The Company revised page 7 of the CVMCR Brochure to include the following disclosure: “CV Mission Critical REIT, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days prior notice for any reason its deems appropriate. Because shares are repurchased on a monthly basis, depending upon when during the month the determination is made, it is possible that an investor would not have any additional opportunities to have shares repurchased under the prior terms of the program, or at all, upon receipt of the notice.”

Please feel free to contact me at (404) 504-7697 if you have any questions to the enclosed material.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Kevin M. Cadin

Kevin M. Cadin

Enclosure

cc:	Heath D. Linsky, Esq.